Void after September 30, 2007 Warrant No. ________

This Warrant and any securities acquired upon the exercise of this Warrant have not been registered under the Securities Act of 1933, as amended. This Warrant and such securities may not be sold, offered for sale, pledged, hypothecated or otherwise transferred in the absence of such registration or an exemption therefrom under said Act. This Warrant and such securities may not be transferred except upon the conditions specified in this Warrant, and no transfer of this Warrant or such securities shall be valid or effective unless and until such conditions shall have been complied with.

8X8, INC.

COMMON STOCK PURCHASE WARRANT

8X8, Inc. (the **"Company"**), having its principal office at 2445 Mission College Boulevard, Santa Clara, California 95054 hereby certifies that, for value received, __________________, or assigns, is entitled, subject to the terms set forth below, to purchase from the Company at any time on or from time to time after March 30, 2004 and before the earlier of (i) 5:00 P.M., New York City time, on September 30, 2007 or (ii) the consummation of any Change of Control (as defined below), ________fully paid and non-assessable shares of Common Stock of the Company, at the Purchase Price per share (as defined below). The number and character of such shares of Common Stock and the Purchase Price per share are subject to adjustment as provided herein.

Background. Pursuant to the Placement Agency Agreement dated as of September 29, 2004 among the Company and A.G. Edwards & Sons, Inc. (**"Edwards"**) and Griffin Securities, Inc. (**"Griffin"**) as agents thereunder, the Company agreed to issue warrants to purchase an aggregate of up to 98,246 shares of Common Stock (subject to adjustment as provided herein) to Edwards and warrant to purchase aggregate of up to 147,368 shares of Common Stock (subject to adjustment as provided herein) to Griffin. A separate warrant for ____ shares is being issued to _____ at a Purchase Price per share of $________.

As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

The terms "**beneficially own**" and "**beneficial owner**" shall be construed in accordance with Rule 13d-3 under the Exchange Act.

The term "**Change of Control**" means (i) any consolidation or merger involving the Company pursuant to which the Company's stockholders immediately prior to the record date applicable to the consolidation or merger beneficially own less than fifty percent (50%) of the voting

securities of the surviving entity, or in the event that any Person acquires more than fifty percent (50%) of the voting securities of the Company pursuant to a tender offer and consummates a merger or consolidation within 12 months of crossing such fifty percent (50%) threshold, pursuant to which the non-affiliate stockholders of the Company immediately prior to the consummation of the consolidation or merger no longer own voting securities of the surviving entity, or (ii) the sale of all or substantially all of the assets of the Company to a purchaser which is not an affiliate of the Company. For the purposes of this definition, the term "affiliate" shall mean any person who beneficially owns 50% or more of the Common Stock.

The term **"Company"** includes the Company and any corporation which shall succeed to or assume the obligations of the Company hereunder. The term "corporation" shall include an association, joint stock company, business trust, limited liability company or other similar organization.

The term **"Common Stock"** means the Company's Common Stock, par value of $0.001.

The term **"Exchange Act"** means the Securities Exchange Act of 1934 as the same shall be in effect at the time.

The term **"Holder"** means any record owner of Warrants or Underlying Securities.

The term **"Nasdaq"** means the Nasdaq SmallCap Market, Nasdaq National Market or other principal market on which the Common Stock is traded.

The **"Original Issue Date"** means September 30, 2004.

The term **"Other Securities"** refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the Holders of the Warrants at any time shall be entitled to receive, or shall have received, upon the exercise of the Warrants, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities .

The term **"Purchase Price per share"** means $_____ per share as adjusted from time to time in accordance with the terms hereof.

The terms **"registered"** and **"registration"** refer to a registration effected by filing a registration statement in compliance with the Securities Act, to permit the disposition of Common Stock (or Other Securities) issued or issuable upon the exercise of Warrants, and any post-effective amendments and supplements filed or required to be filed to permit any such disposition.

The term **"Securities Act"** means the Securities Act of 1933, as amended, as the same shall be in effect at the time.

The term **"Underlying Securities"** means any Common Stock or Other Securities issued or issuable upon exercise of Warrants.

The term **"Warrant"** means, as applicable, this Warrant or each right as set forth in this Warrant to purchase one share of Common Stock, as adjusted.

1. **Registration, etc.** The Holder shall have the rights to registration of Underlying Securities issuable upon exercise of the Warrants that are set forth in the Registration Rights Agreement, dated the Original Issue Date, between the Company and the Holder (the **"Registration Rights Agreement"**).

2. **Sale or Exercise Without Registration.** If, at the time of any exercise, transfer or surrender for exchange of a Warrant or of Underlying Securities previously issued upon the exercise of Warrants, such Warrant or Underlying Securities shall not be registered under the Securities Act, the Company may require, as a condition of allowing such exercise, transfer or exchange, that the Holder or transferee of such Warrant or Underlying Securities, as the case may be, furnish to the Company an opinion of counsel, reasonably satisfactory to the Company, to the effect that such exercise, transfer or exchange may be made without registration under the Securities Act, provided that the disposition thereof shall at all times be within the control of such Holder or transferee, as the case may be, and provided further that nothing contained in this Section 2 shall relieve the Company from complying with any request for registration pursuant to the Registration Rights Agreement. The first Holder of this Warrant, by acceptance hereof, represents to the Company that it is acquiring the Warrants for investment and not with a view to the distribution thereof.

3. **Exercise of Warrant**

   3.1 **Exercise in Full.** Subject to the provisions hereof, this Warrant may be exercised in full by the Holder hereof by surrender of this Warrant, with the form of subscription at the end hereof duly executed by such Holder, to the Company at its principal office accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, in the amount obtained by multiplying the number of shares of Common Stock issuable upon exercise of this Warrant by the Purchase Price per share, after giving effect to all adjustments through the date of exercise.

   3.2 **Partial Exercise.** Subject to the provisions hereof, this Warrant may be exercised in part by surrender of this Warrant in the manner and at the place provided in Section 3.1 except that the amount payable by the Holder upon any partial exercise shall be the amount obtained by multiplying (a) the number of shares of Common Stock (without giving effect to any adjustment therein) designated by the Holder in the subscription at the end hereof by (b) the Purchase Price per share. Upon any such partial exercise, the Company at its expense will forthwith issue and deliver to or upon the order of the Holder hereof a new Warrant or Warrants of like tenor, in the name of the Holder hereof or as such Holder (upon payment by such Holder of any applicable transfer taxes) may request, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares designated by the Holder in the subscription at the end hereof.

   3.3 **Exercise by Surrender of Warrant or Shares of Common Stock.** In addition to the method of payment set forth in Sections 3.1 and 3.2 and in lieu of any cash payment required thereunder, the Holder(s) of the Warrants shall have the right at any time and from time to time to exercise the Warrants in full or in part by surrendering shares of Common Stock, this Warrant or other securities issued by the Company in the manner and at the place specified in Section 3.1 as payment of the aggregate Purchase Price per share for the Warrants to be exercised. The number of Warrants or shares of Common Stock to be surrendered in payment of the aggregate Purchase Price for the Warrants to be exercised shall be determined by multiplying the number of Warrants to be

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exercised by the Purchase Price per share, and then dividing the product thereof by an amount equal to the Market Price (as defined below) . The number of shares of Common Stock or such other securities to be surrendered in payment of the aggregate Purchase Price for the Warrants to be exercised shall be determined in accordance with the preceding sentence as if the other securities had been converted into Common Stock immediately prior to exercise or, in the case the Company has issued other securities which are not convertible into Common Stock, at the Market Price thereof.

3.4 **Definition of Market Price.** As used herein, the phrase "Market Price" at any date shall be deemed to be (i) if the principal trading market for such securities is an exchange, the average of the last reported sale prices per share for the last five previous trading days in which a sale was reported, as officially reported on any consolidated tape, (ii) if the principal market for such securities is the over-the-counter market, the average of the high bid prices per share on such trading days as set forth by Nasdaq or, (iii) if the security is not quoted on Nasdaq, the average of the high bid prices per share on such trading days as set forth in the National Quotation Bureau sheet listing such securities for such days. Notwithstanding the foregoing, if there is no reported closing price or high bid price, as the case may be, on any of the ten trading days preceding the event requiring a determination of Market Price hereunder, then the Market Price shall be determined in good faith by resolution of the Board of Directors of the Company, based on the best information available to it.

3.5 **Company to Reaffirm Obligations.** The Company will, at the time of any exercise of this Warrant, upon the request of the Holder hereof, acknowledge in writing its continuing obligation to afford to such Holder any rights (including, without limitation, any right to registration of the Underlying Securities) to which such Holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant, provided that if the Holder of this Warrant shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford such Holder any such rights.

3.6 **Certain Exercises.** If an exercise of a Warrant or Warrants is to be made in connection with a registered public offering or sale of the Company, such exercise may, at the election of the Holder, be conditioned on the consummation of the public offering or sale of the Company, in which case such exercise shall not be deemed effective until the consummation of such transaction.

4. **Delivery of Stock Certificates, etc., on Exercise.** As soon as practicable after the exercise of this Warrant in full or in part, and in any event within three business days thereafter, the Company at its own expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder hereof, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct, a certificate or certificates for the number of fully paid and non-assessable shares of Common Stock or Other Securities to which such Holder shall be entitled upon such exercise, plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash equal to such fraction multiplied by the then current Market Price of one full share.

5. **Subdivisions, Combinations and Other Issuances**. If the Company shall at any time prior to the expiration of this Warrant subdivide the Underlying Securities, by split-up or otherwise, or combine its Underlying Securities, or issue additional shares of its Underlying Securities as a dividend, the number of Underlying Securities issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made

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to the Purchase Price payable per share, but the aggregate Purchase Price payable for the total number of Underlying Securities purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 5 shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

6. **Reclassification, Reorganization and Consolidation.** In case of any reclassification, capital reorganization, or change in the capital stock of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in Section 5 above), then the Company shall make appropriate provision so that the holder of this Warrant shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of Underlying Securities as were purchasable by the holder of this Warrant immediately prior to such reclassification, reorganization, or change In any such case appropriate provisions shall be made with respect to the rights and interest of the holder of this Warrant so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

7. **Further Assurances.** The Company will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of stock upon the exercise of all Warrants from time to time outstanding.

8. **Certificate as to Adjustments.** In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable upon the exercise of the Warrants, the Company at its expense will promptly compute such adjustment or readjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, and the number of shares of Common Stock outstanding or deemed to be outstanding. The Company will forthwith mail a copy of each such certificate to each Holder.

9. **Rights of Stockholders.** No holder of this Warrant shall be entitled, as a Warrant holder, to vote or receive dividends or be deemed the holder of any Underlying Securities, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive subscription rights or otherwise until the Warrant has been exercised and the Underlying Securities purchasable upon exercise hereof shall become deliverable as provided herein.

10. **Reservation of Stock, etc., Issuable on Exercise of Warrants.** The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of the Warrants, all shares of Common Stock (or Other Securities) from time to time issuable upon the exercise of the Warrants.

11. **Listing on Securities Exchanges.** In furtherance and not in limitation of any other provision of this Warrant, if the Company at any time shall list any Common Stock on any national

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securities exchange and shall register such Common Stock under the Exchange Act, the Company will, at its expense, simultaneously list on such exchange or Nasdaq, upon official notice of issuance upon the exercise of the Warrants, and maintain such listing of all shares of Common Stock from time to time issuable upon the exercise of the Warrants; and the Company will so list on any national securities exchange or Nasdaq, will so register and will maintain such listing of, any Other Securities if and at the time that any securities of like class or similar type shall be listed on such national securities exchange or Nasdaq by the Company.

12. **Exchange of Warrants.** Subject to the provisions of Section 2 hereof, upon surrender for exchange of any Warrant, properly endorsed, to the Company, as soon as practicable (and in any event within three business days) the Company at its own expense will issue and deliver to or upon the order of the Holder thereof a new Warrant or Warrants of like tenor, in the name of such Holder or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

13. **Replacement of Warrants.** Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

14. **Remedies.** The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

15. **Negotiability, etc.** Subject to Section 2 above, this Warrant is issued upon the following terms, to all of which each Holder or owner hereof by the taking hereof consents and agrees:

(a) subject to the provisions hereof, title to this Warrant may be transferred by endorsement (by the Holder hereof executing the form of assignment at the end hereof) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery;

(b) subject to the foregoing, any person in possession of this Warrant properly endorsed is authorized to represent himself as absolute owner hereof and is empowered to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior taker or owner waives and renounces all of his equities or rights in this Warrant in favor of each such bona fide purchaser and each such bona fide purchaser shall acquire absolute title hereto and to all rights represented hereby; and

(c) until this Warrant is transferred on the books of the Company, the Company may treat the registered Holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

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16.   **Notices, etc.** All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class, registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such Holder, or, until an address is so furnished, to and at the address of the last Holder of this Warrant who has so furnished an address to the Company.

17.   **Expiration of Warrant; Notice of Certain Events Terminating This Warrant**.

(a)   This Warrant shall expire and shall no longer be exercisable upon the earlier to occur of:

(i)   5:00 p.m., New York City time, on September 30, 2007; or

(ii)   Any Change of Control.

(b)   The Company shall provide at least twenty (20) days prior written notice of any event set forth in Section 17(a)(ii).

18.   **Miscellaneous.** This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant is being delivered in the state of Delaware and shall be construed and enforced in accordance with and governed by the laws of such state. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.

19.   **Assignability.** Subject to Section 2 hereof, this Warrant is fully assignable at any time.

Dated: September 30, 2004

8X8, INC.

By: _____

Name: _____

Title: _____

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FORM OR SUBSCRIPTION

(To be executed only upon exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant, to purchase _____ shares of Common Stock as provided for herein and (a) herewith tenders in payment for such shares of Common Stock payment of the purchase price in full in the form of cash or a certified or official bank check payable to the order of _____, or a combination thereof in the amount of $_____, all in accordance with the terms hereof or [(b) surrender this warrant pursuant to the provisions of Section 3.3 thereof in exchange for the number of shares of Common Stock equal to the value of the warrant determined in accordance with Section 3.3.]

The undersigned requests that a certificate for such shares of Common Stock be registered in the name of _____ whose address is _____. If said number of shares of Common Stock is fewer than all the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant representing the right to purchase the remaining balance of the shares of Common Stock be registered in the name of _____ whose address is _____ and that such certificates shall be delivered to _____ whose address is _____.

Dated: _____

                 _____
                       (Insert social security or other
                       identifying number of holder)

Signature: _____

Note: (Signature must conform with all respects to name of holder as specified on the face of this Warrant in every particular, without alteration or enlargement or any change whatsoever, unless this Warrant has been assigned.)

Signature Guaranteed: _____

FORM OF ASSIGNMENT

(To be signed only upon transfer of Warrant)

For value received, the undersigned hereby sells, assigns and transfers unto

_____ the right represented by the within Warrant to purchase

_____ shares of Common Stock of 8X8, Inc. to which the within Warrant relates, and appoints

_____ Attorney to transfer such right on the books of 8X8, Inc. with

full power of substitution in the premises. The Warrant being transferred hereby is one of the

Warrants issued by 8X8, Inc. as of _____ __, 2004 to purchase an aggregate of _____ shares

of Common Stock.

Dated:

                                      _____
                                        (Signature must conform in all respects to name
                                        of Holder as specified on the face of the Warrant)

                                        _____
                                              (Address)

_____
Signature guaranteed by a Bank
or Trust Company having its
principal office in New York City
or by a Member Firm of the New
York or American Stock Exchange